October 1, 2025

Via Edgar Transmission

Kate Beukenkamp and Erin Jaskot

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Ga Sai Tong Enterprise Ltd Registration Statement on Form F-1 Filed September 19, 2025 File No. 333-290394

Dear SEC Officers:

On behalf of Ga Sai Tong Enterprise Ltd (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated September 29, 2025 with respect to the Registration Statement on Form F-1, File No. 333-290394 (“F-1”), submitted on September 19, 2025 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comments have been stated below in its entirety, with the Company’s responses set out immediately underneath such comments.

Registration Statement on Form F-1

Summary Consolidated Financial Data, page 14

1.	Please correct the amount for Total Assets at June 30, 2025, or advise.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 14 of the Revised F-1.

Dilution, page 44

2.	Please revise your historical and pro forma net tangible book value to exclude deferred offering costs.

Response: In response to the Staff’s comment, the Company has amended the relevant disclosures on page 44 of the Revised F-1.

Unaudited Interim Condensed Consolidated Statements of Cash Flows For the Six Months Ended June 30, 2025 and 2024, page F-5

3.	Please tell us how you determined that cash flows related to due from a shareholder are classified as operating activities, as opposed to investing activities. Refer to ASC 230-10-45-12.

Response: In response to the Staff’s comment, the Company has amended relevant disclosures in the Unaudited Interim Condensed Consolidated Statements of Cash Flows in page F-5 and the Consolidated Statements of Cash Flows in page F-28 to classified the cash flows related to due from a shareholder to investing activities.

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com